UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 452-2333 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR 4Q08 PASSENGER TRAFFIC UP 1.71% YOY

México D.F., February 19, 2009 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, today announced results for the three-month period ended December 31, 2008.

4Q08 Highlights1:

•	EBITDA[2] increased by 14.09% to Ps.431.13 million.
•	Total passenger traffic was up 1.71%.
•	Total revenues rose by 14.20%, mainly due to increases of 13.97% in aeronautical revenues and 14.63% in non-aeronautical revenues.
•	Commercial revenues per passenger increased by 16.35% to Ps.57.86 per passenger.
•	Operating profit increased by 18.66%.
•	EBITDA margin was 57.03% compared with 57.08% in 4Q07.

1.

Unless otherwise stated, all financial figures discussed in this announcement are unaudited, prepared in accordance with Mexican Financial Reporting Standards and represent comparisons between the three-month periods ended December 31, 2008, and the equivalent three-month period ended December 31, 2007. Results for 4Q07 and FY07 are expressed in constant Mexican pesos as of December 31, 2007. Non-monetary items at December 31, 2008 which were acquired until December 31, 2007 are expressed in constant pesos with purchasing power at December 31, 2007, the date of the last update, while monetary items are expressed in nominal pesos. Tables state figures in thousands of pesos, unless otherwise noted. Passenger figures exclude transit and general aviation passengers. Commercial revenues include revenues from the activities of non-permanent ground transportation and parking lots. All U.S. dollar figures are calculated at the exchange rate of US$1 = Ps.13.8325.

2.

EBITDA means net income before provision for taxes, deferred taxes, deferred employees profit sharing, non-ordinary items, comprehensive financing cost, and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under U.S. GAAP and may be calculated differently by different companies.

ASUR 4Q08, Page 1 of 14

Passenger Traffic

For the fourth quarter of 2008, total passenger traffic increased year-over-year by 1.71%. Domestic passenger traffic declined by 6.56% while international passenger traffic rose by 9.83%.

The 9.83% rise in international passenger traffic resulted mainly from an increase of 11.53% in international traffic at the Cancún airport.

The 6.56% decline in domestic passenger traffic resulted mainly from declines of 19.17%, 6.18%, 5.46%, 5.76% and 33.03% in domestic traffic at the Mérida, Cancún, Veracruz, Villahermosa and Cozumel airports, respectively.

For FY08, total passenger traffic rose by 9.32% compared to FY07, with domestic passenger traffic up 6.88% and international passenger traffic up 11.25%.

Table I: Domestic Passengers (in thousands)

Airport	4Q07	4Q08	% Change	FY07	FY08	% Change
Cancún	781.1	732.8	(6.18)	3,101.0	3,373.9	8.80
Cozumel	21.8	14.6	(33.03)	73.0	86.4	18.36
Huatulco	69.4	75.4	8.65	297.2	292.1	(1.72)
Mérida	334.9	270.7	(19.17)	1,135.4	1,167.1	2.79
Minatitlán	48.2	38.2	(20.75)	184.4	154.7	(16.11)
Oaxaca	136.2	156.1	14.61	470.9	546.2	15.99
Tapachula	53.8	58.3	8.36	206.8	236.0	14.12
Veracruz	241.8	228.6	(5.46)	907.0	911.2	0.46
Villahermosa	218.9	206.3	(5.76)	805.0	907.4	12.72
TOTAL	1,906.1	1,781.0	(6.56)	7,180.7	7,675.0	6.88

Note: Passenger figures excluded transit and general aviation passengers and include passengers at the Cancun Charter Terminal.

Table II: International Passengers (in thousands)

Airport	4Q07	4Q08	% Change	FY07	FY08	% Change
Cancún	1,784.6	1,990.4	11.53	8,239.0	9,272.6	12.55
Cozumel	71.2	67.1	(5.76)	438.0	439.0	0.23
Huatulco	16.0	12.2	(23.75)	78.7	73.9	(6.10)
Mérida	28.6	21.8	(23.78)	132.2	113.7	(13.99)
Minatitlán	1.1	0.9	(18.18)	4.5	4.3	(4.44)
Oaxaca	11.0	11.9	8.18	43.2	48.2	11.57
Tapachula	0.7	1.0	42.86	4.1	4.1	-
Veracruz	17.2	15.2	(11.63)	69.6	69.9	0.43
Villahermosa	10.9	11.6	6.42	48.8	51.6	5.74
TOTAL	1,941.3	2,132.1	9.83	9,058.1	10,077.3	11.25

Note: Passenger figures excluded transit and general aviation passengers and include passengers at the Cancun Charter Terminal.

ASUR 4Q08, Page 2 of 14

Table III: Total Passengers (in thousands)

Airport	4Q07	4Q08	% Change	FY07	FY08	% Change
Cancún	2,565.7	2,732.2	6.14	11,340.0	12,646.5	11.52
Cozumel	93.0	81.7	(12.15)	511.0	525.4	2.82
Huatulco	85.4	87.6	2.58	375.9	366.0	(2.63)
Mérida	363.5	292.5	(19.53)	1,267.6	1,280.8	1.04
Minatitlán	49.3	39.1	(20.69)	188.9	159.0	(15.83)
Oaxaca	147.2	168.0	14.13	514.1	594.4	15.62
Tapachula	54.5	59.3	8.81	210.9	240.1	13.85
Veracruz	259.0	243.8	(5.87)	976.6	981.1	0.46
Villahermosa	229.8	217.9	(5.18)	853.8	959.0	12.32
TOTAL	3,847.4	3,913.1	1.71	16,238.8	17,752.3	9.32

Note: Passenger figures excluded transit and general aviation passengers and include passengers at the Cancun Charter Terminal.

Consolidated Results for 4Q08

Total revenues for 4Q08 increased year-over-year by 14.20% to Ps.755.9 million. This was mainly due to increases of:

•	13.97% in revenues from aeronautical services, principally as a result of an increase in passenger charges and a 1.71% rise in passenger traffic; and
•	14.63% in revenues from non-aeronautical services, principally as a result of the 17.47% rise in commercial revenues detailed below.

ASUR classifies commercial revenues as those derived from the following activities: duty-free services, car rental, retail, banking and currency exchange, advertising, teleservices, non-permanent ground transportation, food and beverage, and parking lots.

Commercial revenues rose by 17.47% year-over-year during the quarter, mainly as a result of revenue increases in the following areas principally from the rise in passenger traffic and the positive impact of the exchange rate as contracts with some concession holders are denominated in US dollars:

•	26.53% in duty-free stores;
•	27.25% in banking and currency exchange services;
•	8.43% in advertising;
•	12.05% in ground transportation;
•	17.36% in retail operations;
•	23.59% in car rental companies;
•	8.47% in food and beverage;

ASUR 4Q08, Page 3 of 14

•	11.36% in teleservices; and
•	29.57% in other revenues.

These increases were partially offset with a 8.27% decline in parking lot revenues.

Retail and Other Commercial Space

Business Name	Type	Opening Date
Cancun
Watch my Watch	Gift shop	September 2008
Sunglass Island	Gift shop	December 2007
Island Cabo	Gift shop	December 2007
Cloe	Gift shop	September 2007
XpresSpa	Spa	July 2007
Merida
Cloe	Gift shop	August 2007
Veracruz
GoGo	Jewelry	August 2007
Villahermosa
GoGo	Jewelry	July 2007

Retail revenues continued to benefit from higher concession fees from local craft and specialty shops, teleservices and tour operators. The increase in car rental revenues reflects rate increases negotiated in October 2007 and the lease of eight new commercial parking facilities in Terminal 3. Revenues from banking and currency exchange services rose as a result of the opening of new Banco Santander branches at the Cancún, Mérida and Veracruz airports.

Total operating costs and expenses for 4Q08 increased 11.74% year over year, primarily as a result of:

•

a 15.58% increase in cost of services, mainly reflecting increases of 27.09% in energy costs, 16.06% in personnel costs, and 27.36% in maintenance costs. Energy costs increased as a result of higher energy prices. The increase in personnel costs reflects the personnel reorganization implemented in 2Q08, while the increase in maintenance costs resulted mainly from the operation of Terminal 3 at Cancun Airport, in operation since May 2007.

•	a 6.51% increase in depreciation and amortization, resulting from the depreciation of new investments in fixed assets and improvements made to concession assets; and

ASUR 4Q08, Page 4 of 14

•	a 20.19% increase in administrative expenses, principally resulting from the higher personnel costs reflecting the personnel reorganization in 2Q08.

•	a 6.59% increase in concession fees paid to the Mexican government, mainly due to higher revenues (a factor in the calculation of the fee).

•	A 7.53% increase in the technical assistance fee paid to ITA, reflecting an increase in EBITDA for the quarter (a factor in the calculation of the fee).

Operating margin for the quarter increased to 37.00% from 35.61% in 4Q07. This was mainly the result of the 14.20% increase in revenues, which more than offset the 11.74% increase in costs during the period.

Following the changes in Mexican tax law that took effect January 1, 2008, which established a new flat rate business tax (“Impuesto Empresarial a Tasa Unica”, or “IETU”) and eliminated the asset tax, the Company evaluated and reviewed its deferred assets and liabilities position under Mexican Financial Reporting Standards.

During 4Q08, the ASUR subsidiaries that pay IETU made provisional tax payments of Ps.18.90 million.

Net income for 4Q08 increased to Ps.208.33 million, from a loss of Ps.190.84 million in 4Q07. Earnings per common share for the quarter were Ps.0.6944, or earnings per ADS (EPADS) of US$0.5020 (one ADS represents ten series B common shares). This compares with a loss of Ps.0.6361, or EPADS of US$0.4599, for the same period last year.

Table IV: Summary of Consolidated Results for 4Q08

(in thousands)
	4Q07	4Q08	% Change
Total Revenues	661,963	755,994	14.20
Aeronautical Services	427,349	487,066	13.97
Non-Aeronautical Services	234,614	268,928	14.63
Commercial Revenues	195,551	229,716	17.47
Operating Profit	235,726	279,716	18.66
Operating Margin %	35.61%	37.00%	3.90%
EBITDA	377,881	431,127	14.09
EBITDA Margin %	57.08%	57.03%	(0.10)%
Net Income	(190,842)	208,326	209.16
Earnings per Share	(0.6361)	0.6944	209.16
Earnings per ADS in US$	(0.4599)	0.5020	209.16

U.S. dollar figures are calculated at a rate of US$1 = Ps. 13.8325.

ASUR 4Q08, Page 5 of 14

Table V: Commercial Revenues per Passenger for 4Q08

(in thousands)

	4Q07	4Q08	% Change
Total Passengers *(‘000)	3,932	3,970	0.97
Total Commercial Revenues	195,551	229,716	17.47
Commercial revenues from direct operations (1)	31,617	37,482	18.55
Commercial revenues excluding direct operations	163,934	192,234	17.26

Total Commercial Revenue per Passenger	49.73	57.86	16.35
Commercial revenue from direct operations per passenger (1)	8.04	9.44	17.41
Commercial revenue per passenger (excluding direct operations)	41.69	48.42	16.14

* For purposes of this table, approximately 84,000 and 57,000 transit and general aviation passengers are included for 4Q07 and 4Q08, respectively.

(1)

Revenues from direct commercial operations represent only the Company’s operation of ten convenience stores, which opened in May 2007, as well as the direct sale of advertising space by the Company, which started in August 2006.

Table VI:	Operating Costs and Expenses for 4Q08

(in thousands)

	4Q07	4Q08	% Change
Cost of Services	203,662	235,383	15.58
Administrative	26,206	31,497	20.19
Technical Assistance	21,102	22,692	7.53
Concession Fees	33,112	35,295	6.59
Depreciation and Amortization	142,155	151,411	6.51
TOTAL	426,237	476,278	11.74
U.S. dollar figures are calculated at a rate of US$1 = Ps. 13.8325.

Consolidated Results for FY08

Total revenues for FY08 increased year-over-year by 13.74% to Ps.3,168.7 million. This was mainly due to increases of:

•	11.15% in revenues from aeronautical services as a result of the 9.32% rise in passenger traffic during the period; and

•

19.21% in revenues from non-aeronautical services, principally as a result of the 21.49% rise in commercial revenues detailed below, which in turn was a consequence of the increase in passenger traffic.

ASUR 4Q08, Page 6 of 14

Commercial revenues for FY08 rose by 21.49% year-over-year, principally as a result of revenue increases from the following areas:

•	35.04% from duty-free revenues;
•	23.47% from retail revenues;
•	21.56% from advertising revenues;
•	28.62% from banking and currency exchange services;
•	20.49% from ground transportation services;
•	10.76% from teleservices;
•	10.15% from food and beverage;
•	1.84% from parking lot revenues;
•	10.66% from car rental companies; and
•	23.98% from other income.

Total operating costs and expenses for FY08 increased by 10.20%, mainly due to the following:

•

a 8.94% increase in cost of services, due mainly to increases of 16.65% in personnel as a result of the Company’s personnel reorganization and 26.14% in energy costs, 13.90% in security costs, and 23.52% in maintenance expenses, in each case resulting principally from the opening of Terminal 3 in May 2007;

•	a 9.75% increase in administrative expenses resulting from the higher personnel costs, which reflect the personnel reorganization in 2Q08;

•	an 11.22% increase in depreciation and amortization, resulting from the depreciation of investments in fixed assets and improvements made to concession assets;

•	a 13.64% rise in technical assistance costs reflecting the corresponding increase in EBITDA during the period; and

•	an 11.22% increase in concession fees, mainly due to higher revenues.

Operating margin increased to 43.67% for FY08, up from 41.86% for FY07. This was mainly the result of the 13.74% increase in revenues, which more than offset the 10.20% increase in costs and expenses during the period.

ASUR 4Q08, Page 7 of 14

Net income for FY08 increased by 100.91% to Ps.1,049.47 million. Earnings per common share for the period were Ps.3.4982, or earnings per ADS (EPADS) of US$2.5290 (one ADS represents ten series B common shares). This compares with Ps.1.7412, or EPADS of US$1.2588, for the same period last year.

Table VII: Summary of Consolidated Results for FY08

(in thousands)

	FY07	FY08	% Change
Total Revenues	2,785,891	3,168,707	13.74
Aeronautical Services	1,890,950	2,101,879	11.15
Non-Aeronautical Services	894,941	1,066,828	19.21
Commercial Revenues	744,426	904,397	21.49
Operating Profit	1,166,170	1,383,695	18.65
Operating Margin %	41.86%	43.67%	4.32%
EBITDA	1,706,991	1,985,208	16.30
EBITDA Margin %	61.27%	62.65%	2.25%
Net Income	522,361	1,049,469	100.91
Earnings per Share	1.7412	3.4982	100.91
Earnings per ADS in US$	1.2588	2.5290	100.91
Note: U.S. dollar figures are calculated at the exchange rate of US$1 = Ps. 13.8325.

Table VIII: Commercial Revenues per Passenger for FY08

(in thousands)

	FY07	FY08	% Change
Total Passengers *(‘000)	16,570	18,063	9.01
Total Commercial Revenues	744,426	904,397	21.49
Commercial revenues from direct operations (1)	119,751	171,798	43.46
Commercial revenues excluding direct operations	624,675	732,599	17.28

Total Commercial Revenue per Passenger	44.93	50.07	11.44
Commercial revenue from direct operations per passenger (1)	7.23	9.51	31.54
Commercial revenue per passenger (excluding direct operations)	37.70	40.56	7.59

* For purposes of this table, approximately 330,800 and 310,600 transit and general aviation passengers are included for FY07 and FY08, respectively.

(1)

Revenues from direct commercial operations represent only the Company’s operation of ten convenience stores, which opened in May 2007, as well as the direct sale of advertising space by the Company, which started in August 2006.

ASUR 4Q08, Page 8 of 14

Table IX:	Operating Costs and Expenses for FY08

(in thousands)

	FY07	FY08	% Change
Cost of Services	743,642	810,103	8.94
Administrative	104,019	114,159	9.75
Technical Assistance	91,945	104,485	13.64
Concession Fees	139,294	154,752	11.10
Depreciation and Amortization	540,821	601,513	11.22
TOTAL	1,619,721	1,785,012	10.20

Tariff Regulation

The Mexican Ministry of Communications and Transportation regulates the majority of ASUR’s activities by setting maximum rates, which represent the rates for the maximum possible revenues allowed per traffic unit at each airport.

ASUR’s regulated revenues for FY08 were Ps.2,101.38 million, resulting in an annual average tariff per workload unit of Ps.115.41. ASUR’s regulated revenues accounted for approximately 66.32% of total income for the period.

The Mexican Ministry of Communications and Transportation reviews compliance with the maximum rates on an annual basis at the close of each year.

On December 24th 2008, the Mexican Government let ASUR know that they will take 90 days more to approve the Maximum Tariffs and the Master Development Programs for each of the nine concessions.

Balance Sheet

On December 31, 2008, Airport Facility Usage Rights and Airport Concessions represented 78.24% of the Company’s total assets, with current assets representing 16.40% and other assets representing 5.36%.

On December 31, 2008, cash and marketable securities were Ps.1,733.51 million. On the same date, shareholder’s equity was Ps.14,954.99 million and total liabilities were Ps.2,419.60 million, representing 86.08% and 13.93% of total assets, respectively. Total deferred liabilities represented 74.32% of the Company’s total liabilities.

Capital Expenditures

During the quarter, ASUR made investments of Ps.361.25 million as part of ASUR’s ongoing plan to modernize its airports pursuant to its master development plans. For fiscal year 2008, the total capital investment amounted to Ps.796.09 million.

ASUR 4Q08, Page 9 of 14

4Q08 Earnings Conference Call

Day:	Friday, February 20, 2009

Time:	10:00 AM US EST; 9:00 AM Mexico City time

Dial-in number: 888.713.4199 (US & Canada) and 617.213.4861 (International & Mexico)

Access Code:	92346303

Pre-registration: If you would like to pre-register for the conference call use the following link:

https://www.theconferencingservice.com/prereg/key.process?key=PL3LFHJAB

Pre-registering is not mandatory but is recommended as it will provide you immediate entry into the call and will facilitate the timely start of the conference. You will receive a code that allows you to enter the call directly. Pre-registration only takes a few moments, and you may do so at any time, including up to and after call start time. To pre-register, please click the link above. Alternatively, if you would rather be placed into the call by an operator, please call at least 10 minutes prior to call start time.

Replay:

Starting Friday, February 20, 2009 at 12:00 PM US ET, ending at midnight US ET on Friday, February 27, 2008. Dial-in number: 888.286.8010 (US & Canada); 617.801.6888 (International & Mexico). Access Code: 85303657.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

# # # TABLES TO FOLLOW # # #

ASUR 4Q08, Page 10 of 14

ASUR AEROPUERTOS DEL SURESTE

Operating Results per Airport

Thousands of Mexican pesos

Item	4Q 2007	4Q 2008	% change	Twelve Months 2007	Twelve Months 2008	% change
Cancun						
Aeronautical Revenues	297,382	359,041	20.73	1,370,359	1,551,810	13.24
Non-Aeronautical Revenues	189,601	225,421	18.89	722,543	891,483	23.38
Operating Profit	180,130	(177,153)	(198.35)	668,491	356,192	(46.72)
EBITDA	273,029	(73,567)	(126.94)	1,015,461	751,870	(25.96)
Cozumel						
Aeronautical Revenues	10,793	10,255	(4.98)	64,451	66,638	3.39
Non-Aeronautical Revenues	4,795	5,353	11.64	21,830	23,743	8.76
Operating Profit	(4,183)	(11,225)	(168.35)	50,923	(9,081)	(117.83)
EBITDA	3,937	(2,236)	(156.79)	82,885	24,624	(70.29)
Merida						
Aeronautical Revenues	34,891	29,973	(14.10)	124,456	127,563	2.50
Non-Aeronautical Revenues	12,802	12,349	(3.54)	47,644	51,752	8.62
Operating Profit	11,728	(13,619)	(216.12)	22,795	2,549	(88.82)
EBITDA	22,346	(1,131)	(105.06)	63,795	50,285	(21.18)
Villahermosa						
Aeronautical Revenues	24,020	25,111	4.54	91,019	106,536	17.05
Non-Aeronautical Revenues	7,078	8,808	24.44	27,537	33,366	21.17
Operating Profit	7,803	969	(87.58)	42,657	27,590	(35.32)
EBITDA	15,084	9,115	(39.57)	71,937	59,956	(16.65)
Others						
Aeronautical Revenues	60,263	62,686	4.02	240,665	249,332	3.60
Non-Aeronautical Revenues	20,338	16,997	(16.43)	75,387	66,484	(11.81)
Operating Profit	40,248	480,744	1,094.45	381,304	1,006,445	163.95
EBITDA	63,485	498,945	685.93	472,913	1,098,473	132.28
Group						
Aeronautical Revenues	427,349	487,066	13.97	1,890,950	2,101,879	11.15
Non-Aeronautical Revenues	234,614	268,928	14.63	894,941	1,066,828	19.21
Operating Profit	235,726	279,716	18.66	1,166,170	1,383,695	18.65
EBITDA	377,881	431,127	14.09	1,706,991	1,985,208	16.30

ASUR 4Q08, Page 11 of 14

ASUR 4Q08, Page 12 of 14

ASUR
AEROPUERTOS DEL SURESTE

Consolidated Statement of Income from January 1, to December 31, 2008 and 2007

Thousands of Mexican pesos

Item	Cumulative 2007	Cumulative 2008	Variation %	4Q 2007	4Q 2008	Variation %
Revenues						
Aeronautical Services	1.890.950	2.101.879	11.15	427.349	487.066	13.97
Non-Aeronautical Services	894.941	1.066.828	19.21	234.614	268.928	14.63
Total Revenues	**2.785.891**	**3.168.707**	**13.74**	**661.963**	**755.994**	**14.20**
Operating Expenses						
Cost of services	743.642	810.103	8.94	203.662	235.383	15.58
General and administrative expenses	104.019	114.159	9.75	26.206	31.497	20.19
Technical Assistance	91.945	104.485	13.64	21.102	22.692	7.53
Concession fee	139.294	154.752	11.10	33.112	35.295	6.59
Depreciation and Amortization	540.821	601.513	11.22	142.155	151.411	6.51
Total Operating Expenses	**1.619.721**	**1.785.012**	**10.20**	**426.237**	**476.278**	**11.74**
Operating Income	**1.166.170**	**1.383.695**	**18.65**	**235.726**	**279.716**	**18.66**
Comprehensive Financing cost	15.144	174.272	1.050.77	(9.837)	64.175	(752.38)
Non Ordinary Item						
Non Ordinary Item	2,385	9,734	308.13	2,308	(36)	(101.56)
Income Before Income Taxes	**1,178,929**	**1,548,233**	**31.33**	**223,581**	**343,927**	**53.83**
Provision for FRCT*	25,284	78,227	209.39	14,271	(24,650)	(272.73)
Provision for Income Tax	61,253	408,536	566.96	61,024	255,245	318.27
Provision for Asset Tax		60,091	-		60,654	-
Deferred income taxes	80,890	(58,968)	(172.90)	(150.013)	(160.254)	6.83
Deferred FRCT*	489.141	10.878	(97.78)	489.141	4.606	(99.06)
Net Income for the Year	**522.361**	**1.049.469**	**100.91**	**(190.842)**	**208.326**	**209.16**
Earnings per share	**1.7412**	**3.4982**	**100.91**	**(0.6361)**	**0.6944**	**209.16**
Earnings per ADS USD	**1.2588**	**2.5290**	**100.91**	**(0.4599)**	**0.5020**	**209.16**
Exchange rate per dollar 13.8325						
Commercial Revenues	**744.426**	**904.397**	**21.49**	**195.551**	**229.716**	**17.47**

* Fixed Rate Company Tax

ASUR 4Q08, Page 13 of 14

ASUR 4Q08, Page 14 of 14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: February 19, 2009